Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of April 20, 2015, setting forth by month the number of individual smoking and health cases and “Lights/Ultra Lights” cases against Philip Morris USA Inc. that are scheduled for trial through the end of 2015.

2015
Engle progeny

April	0	July	5	October	9

May	2	August	5	November	4

June	0	September	3	December	1

As of April 20, 2015, there were 2 Engle progeny cases in trial.

Other Individual Smoking & Health

April	0	July	0	October	0

May	0	August	1	November	0

June	0	September	1	December	0

As of April 20, 2015, there were no non-Engle progeny cases in trial.

“Lights/Ultra Lights”

April	0	July	0	October	1

May	0	August	0	November	0

June	0	September	0	December	0

As of April 20, 2015, there were no “Lights/Ultra Lights” cases in trial.